SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
September 2014

Commission File Number  001-35571

Gold Standard Ventures Corp.
 (Name of Registrant)

Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

The exhibit in this Report on Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3, File No. 333-196751, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By: /s/Richard Silas
Name: Richard Silas
Title: Corporate Secretary

Date: September 4, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1                                Press release re: Gold Standard Begins Phase 2 Drilling at the Railroad-Pinion Project, Carlin Trend Nevada dated September 4, 2014.